Mail Stop 4561

August 3, 2007

VIA U.S. MAIL AND FAX (941) 744-8886

Garry Welsh
Chief Financial Officer (Interim)
Gevity HR, Inc.
9000 Town Center Parkway
Bradenton, FL 34202

> **Re:** **Gevity HR, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 7, 2007**
> **File No. 0-22701**

Dear Mr. Welsh:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief